Michael M. Stewart
Direct Tel: (405) 235-7747	michael.stewart@crowedunlevy.com
Direct Fax: (405) 272-5238

June 5, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington D.C. 20549

Re:	Harold’s Stores, Inc., Commission File No. 001-10892; Preliminary
Proxy Material for 2007 Annual Meeting of Shareholders and
Schedule 13E-3

Ladies and Gentlemen:

On behalf of Harold’s Stores, Inc. (the “Company”) enclosed for filing are Preliminary Proxy Materials for the Company’s 2007 Annual Meeting of Shareholders. Also enclosed for filing is a Rule 13e-3 Transaction Statement on Schedule 13E-3. At the Company’s Annual Meeting of Shareholders, the Company’s shareholders will vote on whether to approve a Rule 13e-3 Transaction that has the effect of reducing the number of shareholders of record of the Company’s common stock below 300, which will enable the Company to terminate the registration of its common stock under Section 12(g) and to suspend its filing obligations under Section 15(d) of the Securities Exchange Act of 1934 (the “Deregistration Transaction”).

There is very little market interest in the Company. Since 2001, two principal shareholders have invested in preferred stock or loaned the Company a total of $23.8 million, the Company has incurred operating losses in each of the last five years, including a net loss applicable to common shareholders of $11.6 million in the year ended February 3, 2007, and its common stock price has dropped from approximately $3.00 in 2001 to a recent market price of $0.25 per share on the OTC Bulletin Board. The average daily trading volume of the Company’s common stock for the 30, 60, 90 and 360-day periods preceding May 1, 2007 was only 2,521, 1,422, 1,841 and 6,922 shares, respectively. Additionally, over the 12 month period ending May 1, 2007, there was no reported trading volume in the Company’s common stock on 45% of the trading days. Because the Company has not had net income per common share for several years and the book value per share is negative, the minimal trading value of the shares is believed to be predominantly based on speculation. Giving consideration to the size and financial condition of the Company and the limited liquidity and low market price for shares of the Company’s common stock, the Company’s Board of Directors has determined that the costs of public reporting and internal control compliance required to

Securities and Exchange Commission

June 5, 2007

be a public company substantially outweigh any benefit the Company or its shareholders receive from such compliance

The proposed Deregistration Transaction contemplates a reverse/forward stock split of the Company’s common stock that will have the effect of reducing the number of issued and outstanding shares of common stock by approximately 185,000 shares, which is less than 3% of the 6,223,508 shares outstanding. The holders of shares that are cashed out pursuant to the Deregistration Transaction will receive, in lieu of fractional shares, $0.30 per share, or an estimated total of approximately $55,500, which will be paid to a total of approximately 2000 shareholders (an average of $27.75 per person). Accordingly, the Deregistration Transaction does not involve a material amount of money or adversely affect a large number of shareholders. The Company’s two principal shareholders own approximately 82.3% of the shares entitled to vote and are expected to vote in favor of the transaction.

The Company’s Board of Directors has undertaken various measures to assure that the Deregistration Transaction is fair to all of the shareholders of the Company, including shareholders that will receive cash for their shares of common stock and those that will remain shareholders of the Company after the Deregistration Transaction. The Board of Directors appointed a special committee that retained outside, independent counsel to assist the committee in reviewing the terms of the Deregistration Transaction. The special committee also engaged a financial advisor to render a fairness opinion on the terms of the Deregistration Transaction. The Board of Directors approved the terms of the Deregistration Transaction pursuant to the recommendation of the special committee.

As a result of the foregoing, the Company believes that the Deregistration Transaction will not only be approved by its shareholders but is also fair to all of the Company’s shareholders.

Please advise the undersigned as promptly as possible whether any review of these materials will be made. My contact information is:

Michael M. Stewart

Crowe & Dunlevy, A Professional Corporation

20 North Broadway, Suite 1800

Oklahoma City, Oklahoma 73102

phone: (405) 235-7747

fax: (405) 272-5238

e-mail: michael.stewart@crowedunlevy.com

Securities and Exchange Commission

June 5, 2007

Please let me know if you have any questions relating to the foregoing.

Very truly yours,

Michael M. Stewart

For the Firm

MMS/trr

cc: Jodi Taylor